Amy Latkin

Vice President and Senior Counsel

w: 212.224.1840

amy.latkin@mutualofamerica.com

February 1, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn: Ms. Valerie Lithotomos

Re: Comments on Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2024 (the “Preliminary Proxy Statement”) of MoA Funds Corporation (fka Mutual of America Investment Corporation) (File nos. 033-06486 and 811-05084) (the “Registrant”), on behalf of its MoA International Fund series (the “Fund”)

Dear Ms. Lithotomos:

On behalf of the Registrant, set forth below are responses to comments that you provided by telephone to me and my colleague, Brie Steingarten, on January 30, 2024, concerning the Preliminary Proxy Statement.

Set forth below are your comments with the Registrant’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in a definitive proxy statement (the “Definitive Proxy Statement”) that is expected to be filed with the Commission on or about February 5, 2024.

Comment 1

The Notice of Special Meeting of Shareholders (the “Notice”) states: “Notice is hereby given that MoA Funds (the ‘Investment Company’) will hold a special meeting of shareholders (‘Meeting’) of the MoA International Fund (the ‘Fund’), a series of the Investment Company...”

Supplementally, please confirm if the Registrant has other series and if the proposed increase in fees would apply to those series as well.

Response 1	The Registrant confirms that the Investment Company is comprised of 28 series of funds, one of which is the MoA International Fund. The Registrant also confirms that the proposed increase in fees is only applicable to the MoA International Fund.

Comment 2

The Notice states: “Each share of the Fund is entitled to vote, and a proportionate fractional vote for each fractional share held, with respect to the proposal.”

Please describe proportionate fractional voting within the Definitive Proxy Statement.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 2

The following disclosure will be revised in the Definitive Proxy Statement to provide further clarity regarding proportionate fractional voting:

The Registrant will revise the second sentence in the sub-section “Voting Information” in the section “Additional Information About Voting and the Meeting” as follows: “Holders of record of the shares of the Fund as of December 15, 2023 will be entitled to one vote per share on all business of the Meeting~~, with a fractional vote for each fractional share~~. Each fractional share will be entitled to a proportionate fractional vote.”

Comment 3	If accurate, please add the following statement to the Definitive Proxy Statement: “As a result of proportionate voting, a small number of contract voters could determine the outcome of a shareholder vote.”

Response 3	The Registrant notes that a similar statement (as modified to add the underlined language in response to Comment 4) is currently included in the sub-section “Voting Information” in the section “Additional Information About Voting and the Meeting”: “One effect of this system of proportional voting is that, if only a small number of contract owners provide voting instructions, this small number of contract owners may result in or have a significant effect on a quorum being present and have a greater impact on the outcome of the vote for the Fund given the significant percentage of shares of the Fund held by Insurance Companies.”

Comment 4	Please add the following statement to the Definitive Proxy Statement: “Proportionate voting makes it so that a quorum is almost always established.”

Response 4	The Registrant respectfully notes that it expects meaningfully less than a majority of shares will be voted based on proportionate voting. Accordingly, the Registrant respectfully declines to include the specific phrasing requested, but the Registrant will add substantially similar disclosure, as outlined in response to Comment 3.

Comment 5

The first paragraph of the Preliminary Proxy Statement states: “This Proxy Statement sets forth concisely the information that direct shareholders and variable contract owners should know in order to evaluate the proposal.”

Please consider whether it is necessary to retain the word “concise.”

Response 5	The word “concisely” will be deleted from the aforementioned sentence.

Comment 6

For each reference to a board, it should be clear if it refers to the Board of MoA Funds or the Board of Mutual of America Life Insurance Company (the “Insurance Company”).

If the reference is to the Insurance Company Board, please clarify that the Insurance Company Board is not required to act in the contract owner’s best interest.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 6	The Registrant confirms that all references to “the Board” in the proxy are to the MoA Funds Board. The proxy will be updated to clearly define the term “Board” as the board of the MoA Funds.

Comment 7

The Preliminary Proxy Statement states: “If a fund that is a series of the Investment Company (a ’top-tier fund’) invests in the Fund, the Adviser on behalf of the top-tier fund intends to vote any proxies entitled to be voted by a top-tier fund consistent with the recommendation of the Directors of the Fund or at the direction of the board of directors of the top-tier fund.”

Please supplementally clarify whether voting by top-tier fund boards will be at the direction of such boards when the Adviser votes on their behalf or at the Adviser’s discretion subject later to board oversight.

Response 7	The Adviser will vote shares of each top-tier fund based on the direction of the Board of Directors of the top-tier fund.

Comment 8	In the “Prospectus Fee Table as of May 1 of each year shown (and Projected)” (hereinafter referred to as the “Prospectus Fee Table”), confirm that the fees in the table are current fees.

Response 8	The Registrant confirms that the fees used in the Prospectus Fee Table are for the fiscal year ended December 31, 2022, which are the most recent audited financials, and that the Registrant does not expect that these fees were different in 2023.

Comment 9	Confirm whether the Fund’s current advisory fee and the Fund’s proposed advisory fee have breakpoints.

Response 9	The Registrant confirms that the Fund’s current advisory fee and the Fund’s proposed advisory fee do not have breakpoints.

Comment 10	Confirm that the Fund does not impose sales loads and that the Prospectus Fee Table does not show separate account fees.

Response 10	The Registrant confirms that the Fund does not impose sales loads and that the Prospectus Fee Table does not show separate account fees.

Comment 11

In the discussion of the proposal, the Preliminary Proxy Statement states: “As discussed below, the resulting advisory fee would continue to be significantly below the median of the group of peer funds reviewed by the Fund’s Board of Directors in considering this proposal.”

Please supplementary provide additional information regarding why the resulting advisory fee was and would continue to be significantly below the median of a group of peer funds reviewed by the Board.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Response 11	In connection with the presentation of the proposal to the Board of Directors of MoA International Equity Fund, the Adviser provided information regarding the advisory fees of a group of peer funds compiled using data from Morningstar. The median advisory fee of that peer group was 70 basis points, which the Registrant believes is significantly above the proposed amended advisory fee of 40 basis points.

Comment 12

The introductory paragraph to the Prospectus Fee Table states: “Actual expenses incurred, including for 2024, 2025 and 2026 may vary from those shown.”

Consider changing the word “vary” to “increase” to clarify that actual expenses may increase from those shown.

Response 12	The requested change will be made.

Comment 13

The introductory paragraph to the Prospectus Fee Table states: “For investments through an insurance company separate account, note that the expenses shown do not include separate account expenses of variable contract expenses which would increase costs if they were included in the table below.”

Please confirm that the table does not show separate account fees.

Response 13	The Registrant confirms that the Prospectus Fee Table does not include separate account fees.

Comment 14	The introductory discussion before the Prospectus Fee Table states that the current advisory fee is 0.075%, but the Prospectus Fee Table shows the fee as 0.08%. Please confirm that the fee in the table has been rounded up in response to Instruction 1(a) of Item 3 of Form N-1A.

Response 14	The Registrant confirms that the management fee in the Prospectus Fee Table has been rounded up from 0.075% to 0.08% in response to Instruction 1(a) of Item 3 of Form N-1A.

Comment 15	Please indicate whether the Preliminary Proxy Statement states that after the two-year waiver period, the Fund’s management fee will be 0.40%.

Response 15	The Preliminary Proxy Statement states that the proposed advisory fee is 0.40% of the Fund’s net assets, and that the Adviser has agreed to a contractual waiver of 0.15% of that fee for the first two years after the effective date of the advisory fee change. The Registrant will add the following disclosure: “After the two year period of the waiver, the Fund’s advisory fee will be 0.40%.”

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 16

The introductory paragraph to the table in the “Comparison of advisory fee rates under current and proposed amended advisory agreements” section states: “Advisory fee figures for the Fund’s most recent fiscal year had its proposed amended agreement been in effect do not assume that the waiver is in effect.”

In the introductory paragraph to the table, please state that the pro forma expenses based on the proposed advisory fee do not include the fee waiver for beyond the two-year period.

Response 16

The Registrant will revise the introductory paragraph to state: “Advisory fee figures for the Fund’s most recent fiscal year had its proposed amended agreement been in effect do not assume that the contractual waiver, which would reduce the Pro Forma Proposed Fees by 0.15% for two years following the adoption of the Amendment, is in effect.”

The Registrant also notes that the footnote to the table states: “Pro Forma Proposed Fees do not reflect contractual fee waiver, which would be in effect for two years following adoption of the Amendment.”

Comment 17

The “Voting Information” sub-section of the “Additional Information about Voting and the Meeting” section states: “Because broker-dealers (in the absence of specific authorization from their customers) are not expected to have discretionary authority to vote on the proposal for any shares owned beneficially by their customers, there are unlikely to be any “broker non-votes” (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) at the Meeting. Broker non-votes would otherwise have the same effect as abstentions (that is, they would be treated as being present and entitled to vote on the proposal for purposes of determining the presence of a quorum, and as if they were votes against the proposal).”

Please replace the language relating to broker non-votes with the following language: “Under the rules applicable to broker-dealers, if your broker holds your shares in its name, the broker will not be entitled to vote your shares if it has not received instructions from you. Because the Proposal is treated as ‘non-routine’ under applicable legal requirements and there are no routine proposals to be considered at the meeting, there will not be any ‘broker non-votes’ and therefore broker non-votes will have no effect on quorum.”

Response 17	The requested change will be made.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 18

The “Adjournment/Postponement” sub-section of the “Additional Information about Voting and the Meeting” section states: “If a quorum is not present, or if a quorum is present but sufficient votes to approve the proposal are not received, one or more postponements or adjournments of the Meeting may be proposed to permit further solicitation of proxies.”

Note that if there are sufficient numbers for quorum but there are not sufficient votes to approve a proposal, then the proxy statement and the proxy card should include a separate proposal asking if it would be appropriate to adjourn a special meeting if the required number of votes is not received, in accordance with Rule 14a-4.

Response 18	The Registrant respectfully notes the Staff’s position. The Registrant does not anticipate having to adjourn because of failure to achieve quorum and, accordingly, respectfully declines to add a separate proposal to the proxy card.

We believe that this submission responds fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com